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                                                  hours per response . . . 14.90
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                (Name of Issuer)

     CLASS B PREFERRED SHARES (Convertible into American Depositary Shares)
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

      ISIN No: ARP7315U1195 (American Depositary Share CUSIP No.: 656567401
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 24 Pages
                         Exhibit Index Found on Page 23

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Telco Argentina, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.

-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             OO
-------------===================================================================



                                 Page 2 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Management, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IA, OO
-------------===================================================================



                                 Page 3 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Enrique H. Boilini
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 4 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             David I. Cohen
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 5 of 24 Pages

                                      13D

======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Joseph F. Downes
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 6 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Duhamel
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 7 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Andrew B. Fremder
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 8 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Richard B. Fried
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 9 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Monica R. Landry
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 10 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Mellin
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 11 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Stephen L. Millham
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 12 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas F. Steyer
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 13 of 24 Pages

                                       13D
======================
ISIN No:  ARP7315U1195
======================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Mark C. Wehrly
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** Farallon Telco Argentina, L.L.C. directly owns 240,434 Shares, which is 16.4% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Farallon Telco Argentina, L.L.C.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     240,434 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    240,434 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             240,434 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.4 %[See  Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================

                              Page 14 of 24 Pages

     Preliminary Note: The Reporting Persons (as defined below) are currently the beneficial owners of 240,434 shares, or 16.4% of the class, of Class B Preferred Shares (the "Shares"), of Nortel Inversora S.A. (the "Company"). The Shares are the security underlying the American Depositary Shares ("ADS"s) issued by the Company and currently trading on the New York Stock Exchange. Each Share can be converted into 20 ADSs.

     As discussed in Item 4 below, holders of the Shares (and ADSs) now have a right, voting together with the holders of the Company's Class A Preferred Shares, to elect a member and an alternate member to the Company's Board of Directors. The Reporting Persons may also be deemed to be the beneficial holder of 9.5% of this combined Class A and Class B Preferred Share voting class. On all other matters, the holders of the Shares (and ADSs) vote together with the holders of the Class A Preferred Shares and the Company's Ordinary Shares.

Item 1.  Security And Issuer.
------   -------------------

     This statement relates to shares of Class B Preferred Shares of Nortel Inversora S.A. held by Farallon Telco Argentina L.L.C. and to the ADSs into which such Shares are convertible. The Company's principal offices are located at Alicia Moreau de Justo 50, Piso 11, C1107AAB - Buenos Aires, Argentina.

Item 2.  Identity And Background.
------   -----------------------

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     Farallon Telco Argentina, L.L.C.
     --------------------------------

          (i) Farallon Telco Argentina, L.L.C., a Delaware limited liability company ("Farallon Telco"), with respect to the Shares held by it.

     The Management Company
     ----------------------



                               Page 15 of 24 Pages

          (ii) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares held by Farallon Telco.

     The Managing Members Of The Management Company
     ----------------------------------------------

          (iii)The following eleven persons who are managing members of the Management Company, with respect to the Shares held by Farallon
               Telco: Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), Monica
               R. Landry ("Landry"),  William F. Mellin  ("Mellin"),  Stephen L.
               Millham ("Millham"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

     Boilini, Cohen, Downes, Duhamel, Fremder, Fried, Landry, Mellin, Millham, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) Farallon Telco and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of Farallon Telco is a holding company. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of Farallon Telco, the Management Company or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Farallon Telco, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                               Page 16 of 24 Pages

     (f) The citizenship of each of Farallon Telco and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   ---------------------------------------------------

     The Reporting Persons acquired ADSs and then converted the ADSs into the Shares reported herein. The net investment cost (including commissions) for the ADSs acquired by Farallon Telco and converted into Shares is set forth below:

Entity             Shares Held              Approximate Net Investment Cost
-----              -----------              -------------------------------

Farallon
   Telco            240,434                 $  96,502,781.85

     The consideration for such acquisitions was obtained from working capital.

Item 4.  Purpose Of The Transaction.
-------   --------------------------

     During the period the Reporting Persons acquired the Shares, the Shares were, pursuant to their terms, non-voting equity which could become voting equity if any of a number of specific events occurred. After the occurrence of one of these events and pursuant to the petition of the Reporting Persons, on August 14, 2002, the Board of Directors of the Company called for a shareholder meeting in which holders of all Class B Preferred Shares (including the Reporting Persons) will have the right to elect, together with the holders of the Company's Class A Preferred Shares, a member of the Board of Directors and an alternate member of the Board of Directors.

     The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.



                               Page 17 of 24 Pages

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

     Also, consistent with their investment intent, the Reporting Persons intend to engage in communications with one or more shareholders of the Company, and the Reporting Persons may engage in communications with one or more officers of the Company and/or one or more members of the board of directors of the Company, regarding the Company, including but not limited to its operations, capital structure and identifying, nominating and electing a Class A/Class B Preferred Stock Director and alternate Director.

     The Reporting Persons previously commenced litigation (the "Litigation") against the Company, its Board of Directors and its Supervisory Committee in Argentina. For information regarding the content and status of such litigation, see the "Legal Proceedings" section of the Company's Form 20F filed with the SEC on or about July 1, 2002.

     Except to the extent the foregoing (including but not limited to the Litigation) may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to
Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.



                               Page 18 of 24 Pages

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     (a) Farallon Telco
         --------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Farallon Telco is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto is calculated based upon the 1,470,455 Shares outstanding as of December 31, 2001 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on or about July 1, 2002.

          (c) There have been no purchases or sales of Shares in the past 60 days.

          (d) The Management Company has the power to direct the affairs of Farallon Telco, including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (b) The Management Company
         ----------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

          (c)  None.

          (d) The Management Company, as the manager, has the power to direct the disposition of the proceeds of the sale of the Shares held by Farallon Telco. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (c) The Individual Reporting Persons
         --------------------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

          (c)  None.

          (d) The Management Company, as the manager, has the power to direct the disposition of the proceeds of the sale of the Shares held by Farallon Telco.


                               Page 19 of 24 Pages

               The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     The Shares reported hereby for Farallon Telco are owned directly by Farallon Telco. The Management Company, as manager of Farallon Telco, may be deemed to be the beneficial owner of all such Shares owned by Farallon Telco. The Individual Reporting Persons, as managing members of the Management Company, may each be deemed to be the beneficial owner of all such Shares held by Farallon Telco. Each of the Management Company and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------     Relationships With Respect To Securities Of The Issuer.
           ------------------------------------------------------

     Except as described above (including but not limited to the Litigation referenced in Item 4), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.


                               Page 20 of 24 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2002

                   /s/  Joseph F. Downes
                   ----------------------------------------
                   FARALLON CAPITAL MANAGEMENT, L.L.C.,
                   on its own behalf and as Manager of
                   FARALLON TELCO ARGENTINA, L.L.C.
                   By Joseph F. Downes,
                   Managing Member


                   /s/  Joseph F. Downes
                   ----------------------------------------
                   Joseph F. Downes, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                   William F. Duhamel, Andrew B. Fremder, Monica R. Landry Richard B. Fried, William F. Mellin,
                   Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly.

     The Powers of Attorney, each executed by Boilini, Cohen, Fremder, Mellin, Millham and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the
Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Downes to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Downes to sign and file this Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.




                               Page 21 of 24 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Management Company is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company is the follow ing: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Management Company
         ----------------------

          (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c) Serves as investment adviser to various managed accounts and as manager of Farallon Telco Argentina, L.L.C.
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham and Mark C. Wehrly, Managing Members.

2.       The Individual Reporting Persons/The Managing Members
         -----------------------------------------------------

          Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. Enrique
          H. Boilini's business address is c/o Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company. The principal occupation of each other Managing Member is serving as a managing member of the Management Company. None of the Managing Members (including the
          Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.


                              Page 21 of 24 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)
























                               Page 23 of 24 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: August 26, 2002


                        /s/  Joseph F. Downes
                        ----------------------------------------
                        FARALLON CAPITAL MANAGEMENT, L.L.C.,
                        on its own behalf and as Manager of
                        FARALLON TELCO ARGENTINA, L.L.C.
                        By Joseph F. Downes,
                        Managing Member


                        /s/  Joseph F. Downes
                        ----------------------------------------
                        Joseph F. Downes, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                        William F. Duhamel, Andrew B. Fremder, Monica R. Landry, Richard B. Fried, William F. Mellin,
                        Stephen L. Millham Thomas F. Steyer  and Mark C. Wehrly.


                               Page 24 of 24 Pages